INTERACTIVE BROKERS GROUP, INC.

One Pickwick Plaza
Greenwich, Connecticut 06830
Tel: (203) 618-5800
February 13, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Hugh West

Re:	Interactive Brokers Group, Inc.
Responses to the Securities and Exchange Commission’s Comments dated January 10, 2014 to Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 8, 2013
File No. 001-33440

Dear Sirs:

Interactive Brokers Group, Inc. (“IBGI” or the “Company”) responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 10, 2014 from Mr. Hugh West, Accounting Branch Chief, to Mr. Paul J. Brody, Chief Financial Officer, Treasurer and Secretary of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Page references for items 1-4 in this letter refer to the 2012 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, page 79

Foreign Currency Exposure, page 79

Equity Price Risk, page 79

1.
We note your response to prior comment 2 where you have indicated that your foreign currency exposure is presented in conformity with Regulation S-K Item 305(a)(1)(i)(A)(3).  Please explain to us and expand your disclosure to describe how you have met the following disclosure requirements required by Item 305(a):

•
The disclosures require market risk sensitive instruments to be grouped by instrument and functional currency.  Explain how your disclosure of the GLOBAL unit allows the reader of your report to understand the specific instruments at risk in the various (material) functional currencies included in your composite of the GLOBAL.

•
Explain how your disclosures provide an estimate of future cash flows over the next five years and periods thereafter. To the extent you believe this disclosure is not meaningful or capable of being estimated, explain and revise your future filings to indicate this limitation.

•
Your disclosures indicate that your trading activities are concentrated in your market making segment and non-trading activities in your electronic brokerage segment. Revise your future filings to present your market risk disclosures for foreign currencies on both a trading and non-trading basis.

Response:

The Company notes the Staff’s comment.  In response to the first bullet point, the method by which the Company manages its foreign currency risk does not readily fit within the categories defined in Item 305(a)(1) because the Company manages its foreign currency risk through a so-called “GLOBAL”, consisting of a basket of 16 currencies in defined proportions. The Company undertook to fit its foreign currency disclosure within the closest available parameters. The Company presented foreign currency exposures in tabular form consistent with alternative 3 under Item 305(a)(1)(i)(A)(3) on page 80, Part I Item 7A: Quantitative and Qualitative Disclosures About Market Risk.

 The Company believes that its current disclosure, on pages 79-80 of the 2012 Form 10-K, is the most useful way of quantifying the foreign currency risk, as explained below. Based upon further review, however, the Company will enhance its disclosures as described below to add the U.S. Dollar value of the net equity (i.e., the assets minus liabilities) held in each currency.

The Company’s foreign currency risks are managed in its market making division. The Company’s foreign currency risk systems are designed to require that the market making division execute trades that maintain the consolidated equity of IBGI in line with the composition of the GLOBAL.  Compliance with the GLOBAL is achieved by the Company’s trading systems in multiple ways.  A short overview of the process:

As a market maker we provide liquidity by streaming bids and offers to over 100 market centers around the world, in 23 currencies.  We trade equities and related products, options, futures, spot foreign exchange (“FX”) and bonds.  Our system continually evaluates approximately 800 thousand tradable products and calculates a theoretical price for each of them.  The system computes a bid and offer around that theoretical price, on which it is willing to trade. As market conditions change and trades occur, the Company’s pricing adjusts to continuously balance the Company’s net equity exposure to the GLOBAL composition.

Given this integrated approach, the Company believes that the table presented on page 80 is the most useful way to describe its currency exposure to financial statement readers.  The net equity held in each currency may be comprised of a number of different underlying instruments, including cash, equity securities, options and futures. The table shows the proportion of each currency within the Company’s equity and gains or losses in value during the period resulting from holding the Company’s equity in GLOBALs, as expressed in U.S. dollars. However, we have concluded that this disclosure can be enhanced with the addition of a column containing the U.S. dollar value of the net equity by currency. Exhibit A hereto contains an example as applied to the figures at December 31, 2012.

The Company’s review of Regulation S-K Item 305(a) also led to the conclusion that additional value at risk disclosures, pursuant to Item 305(a)(1)(iii), would provide financial statement readers with meaningful information. A table in the format shown in Exhibit B hereto will be included in future filings. This format provides separate data for each logical risk category. Equities and currencies are combined because these products are part of an integrated, hedged market making portfolio; fixed income is displayed separately because the risks on these products are managed separately. Furthermore, trading and non-trading instruments are separated. Such disclosures will be included in Part I Item 7A of Form 10-K: Quantitative and Qualitative Disclosures About Market Risk, under Pricing Model Exposure.

In response to the second bullet point, the Company does not believe that cash flows are meaningful in describing its market risk.  The Company trades predominantly exchange listed, liquid instruments with readily available market prices.  The market making portfolio contains certain products (e.g., futures) that give rise to cash flows and other products (e.g., equities) that have no associated cash flows. Frequent turnover, which results in a fluid exchange of positions between these products, makes modeling of future cash flows impossible to perform with any reasonable degree of accuracy.  In practice, the Company adjusts its market making parameters to achieve desired levels of liquidity. The Company will revise future filings to contain this explanation.

In response to the third bullet point, the Company conducts its foreign currency exposure management in the market making segment.  As described above, this activity is tightly integrated into our trading operations.  In accordance with the Staff’s comments, the Company will revise its future filings to present market risk disclosures on both a trading and non-trading basis. (See Exhibit B attached hereto.) As disclosed in the notes accompanying the table in Exhibit B, the product categories displayed as “Trading” reflect activities undertaken in the Company’s market making segment, including activities in foreign exchange designed to achieve the Company’s currency diversification strategy. The “Non-trading” product category reflects investment activities and foreign currency exposure held in the equity of the Company’s non-market making foreign affiliates, i.e., its non-U.S. brokerage affiliates and information technology affiliates.

2.
We note your response to prior comment 2 where you have indicated that your future filings will present equity price risk in conformity with Regulation S-K Item 305.  Please provide us with an example of your proposed disclosure.

Response:

The Company notes the Staff’s comment.  The additional value at risk disclosures, pursuant to Regulation S-K Item 305(a)(1)(iii), described above, will provide a more comprehensive measure of risk management, encompassing not only equity price risk but also currencies and fixed income risk. As stated above, equities and currencies are combined in the presentation because these products are part of an integrated, hedged market making portfolio; fixed income is displayed separately because the risks on these products are managed separately. A sample disclosure is contained in Exhibit B attached hereto.

Item 8.  Financial Statements and Supplementary Data, page 73

Notes to Consolidated Financial Statements, page 90

Note 2 -  Significant Accounting Policies, page 90

Trading Gains, page 96

3.
We note your response to prior comment 2 where you have indicated that your exchange- traded option activities occur in conjunction with other trading activities and the resulting gains and losses are included in the statement of financial performance under trading gains.  Please revise your policy disclosure to clarify that your exchange-traded option gains or losses are offset against your trading activities with other instruments and indicate that these derivative gains or losses are reported as trading gains in your consolidated statements of comprehensive income.  Refer to ASC 815-10-50-4F(b) for further guidance.

Response:

The Company acknowledges the Staff’s comment.  Note 2 disclosures with respect to Trading Gains will be revised in future filings with the Commission, expanding the explanation of our market making strategy with respect to exchange-traded options in this footnote, as follows (additional language is underlined for emphasis):

Trading gains and losses are recorded on trade date and are reported on a net basis. Trading gains are comprised of changes in the fair value of financial instruments owned and financial instruments sold but not yet purchased (i.e., unrealized gains and losses) and realized gains and losses. Included in trading gains are net gains and losses on exchange-traded options, futures and other derivative instruments.  Dividends are integral to the valuation of stocks and interest is integral to the valuation of fixed income instruments. Accordingly, income and expense associated with dividends (on market making related equity securities) and interest (on traded fixed income instruments) attributable to financial instruments owned and financial instruments sold but not yet purchased are reported on a net basis as a component of trading gains in the accompanying consolidated statements of comprehensive income.

4.
We note from your disclosure on page 48 in MD&A that your trading revenue base is highly diversified and comprised of millions of relatively small individual trades of various financial products traded on electronic exchanges, primarily in stocks, options and futures. We also note that your trading gains, which include your derivative gains and losses as indicated in your response to our prior comment 2, account for a material portion of your total revenues. Please revise your future filings to disclose the gains and losses on your trading activities separately by major types of items (e.g. fixed income, foreign exchange, equity, credit, etc.). Refer to ASC 815-10-50-4F(a) for further guidance.

Response:

The Company acknowledges the Staff’s comment.  The Company will disclose in the Fair Value footnote to the consolidated financial statements, in tabular form, trading gains by major product types (i.e., equities, fixed income, foreign exchange and commodities) consistent with the Company’s management of its market making business, pursuant to the requirements under ASC 815-10-50-4F(a) and (b).  The proposed disclosures and table format are as follows:

Trading Gains from Market Making Transactions

Trading gains, net from market making transactions reported in the statements of comprehensive income, by major product type, are comprised of:

	2013	2012	2011
Equities	$xxx	$xxx	$xxx
Fixed Income	xxx	xxx	xxx
Foreign Exchange	xxx	xxx	xxx
Commodities	xxx	xxx	xxx

Total Trading Gains, net	$xxx	$xxx	$xxx

These transactions are related to the Company’s financial instruments owned and financial instruments sold, not yet purchased (all at fair value) and include both derivative and non-derivative financial instruments, including exchange traded options and futures.  These gains and losses also include income and expense associated with market making related dividends and fixed income trading interest.

The gains (losses) in the above table are not representative of the integrated trading strategies applied by the Company, which utilize financial instruments across various product types.  Gains and losses in one product type frequently offset gains and losses in other product types.

General

5.	The draft legality opinion you provided in response to prior comment 8 contains assumptions that are not appropriate for a takedown. Please revise.

Response:

The Company notes the Staff’s comment.  The Company will file the requested opinion, in the form attached to this letter as Exhibit C, for the November 12, 2013 takedown from the shelf registration on a Form 8-K.

In connection with the Company’s responses to the Staff’s comments set forth above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•
the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 203.618.5806.

Sincerely,

/s/ Paul J. Brody
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary

cc:           Jim Dunn
Susanne Hayes
Celia Soehner
Michael Seaman

Exhibit A:  Revised GLOBAL table

Exhibit B:  Market Risk disclosures

Exhibit C:  Revised legality opinion from Dechert LLP

Exhibit A

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, Foreign Currency Exposure

Table in 2012 Form 10-K, page 80, revised to include Net Equity column (2012 year only shown, for illustration purposes).

			At 12/31/2012
			GLOBAL in	% of	Net Equity
Currency	Composition	FX Rate	USD Equiv.	Comp.	(in USD millions)
USD	0.41	1.0000	0.410	37.3%	1,794.1
EUR	0.17	1.3194	0.224	20.4%	981.5
JPY	10.00	0.0115	0.115	10.5%	504.5
GBP	0.03	1.6253	0.049	4.4%	213.4
CAD	0.04	1.0079	0.040	3.7%	176.4
BRL	0.08	0.4882	0.039	3.6%	170.9
INR	2.00	0.0182	0.036	3.3%	159.5
CHF	0.03	1.0923	0.033	3.0%	143.4
HKD	0.25	0.1290	0.032	2.9%	141.2
AUD	0.03	1.0394	0.031	2.8%	136.5
KRW	28.00	0.0009	0.026	2.4%	115.2
MXN	0.30	0.0777	0.023	2.1%	102.0
SEK	0.09	0.1538	0.014	1.3%	60.6
NOK	0.06	0.1797	0.011	1.0%	47.2
SGD	0.01	0.8187	0.008	0.7%	35.8
DKK	0.04	0.1769	0.007	0.6%	31.0
			$ 1.100	100.0%	$ 4,813.1

Exhibit B

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, Pricing Model Exposure

Addition of quantitative information about market risk. Proposed new section and table to be incorporated in Form 10-K, page 79. Due to limitations on available historical data, the Company proposes to include only the December 31, 2013 amounts in its 2013 Form 10-K. In future filings, the Company will also include average, high and low measures as the data become available. The Company proposes to include this disclosure annually in its Form 10-K using the prior four quarter-end amounts in determining the average, high and low measures.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs trading-related market risk as a result of activities in the market making segment, where the substantial majority of the Company’s Value-at-Risk (“VaR”) for market risk exposures is generated. In addition, the Company incurs non-trading-related market risk primarily from investment activities and foreign currency exposure held in the equity of the Company’s non-market making foreign affiliates, i.e., its non-U.S. brokerage affiliates and information technology affiliates.

The Company uses various risk management tools in managing its market risk, which are embedded in its real-time market making systems. We employ certain hedging and risk management techniques to protect us from a severe market dislocation. Our risk management policies are developed and implemented by our Chairman and our steering committee, which is comprised of senior executives of our various companies. Our strategy is to calculate quotes a few seconds ahead of the market and execute small trades at a tiny but favorable differential as a result. This is made possible by our proprietary pricing model, which evaluates and monitors the risks inherent in our portfolio, assimilates market data and reevaluates the outstanding quotes in our portfolio each second. Our model automatically rebalances our positions throughout each trading day to manage risk exposures both on our options and futures positions and the underlying securities, and will price the increased risk that a position would add to the overall portfolio into the bid and offer prices we post. Under risk management policies implemented and monitored primarily through our computer systems, reports to management, including risk profiles, profit and loss analysis and trading performance, are prepared on a real-time basis as well as daily and periodical bases. Although our market making is completely automated, the trading process and our risk are monitored by a team of individuals who, in real time, observe various risk parameters of our consolidated positions. Our assets and liabilities are marked-to-market daily for financial reporting purposes and re-valued continuously throughout the trading day for risk management and asset/liability management purposes.

The Company uses a covariant VaR methodology to measure, monitor and review the market risk of its market making portfolios, with the exception of fixed income products, and its currency exposures.  The risk of fixed income products, which comprise U.S. corporate bonds and U.S. Treasury securities, is measured using a stress test.

Value-at-Risk

The Company estimates VaR using a Monte Carlo approach, which uses estimates of the historical volatility of the daily price returns of underlying assets, estimates of the historical correlations of the daily price returns between pairs of those assets, as well as estimates of the end of day implied volatility for options.  The Company’s one-day VaR is defined as the unrealized loss in portfolio value that, based on historically observed market risk factors, would have been exceeded with a frequency of one minus the confidence interval percent.  As explained further below, the effective confidence interval is generally greater than 97.5%.

The Company’s VaR model generally takes into account exposures to equity and commodity price risk and foreign exchange rates.

The Company uses VaR as one of a range of risk management tools. Among their benefits, VaR models permit estimation of a portfolio’s aggregate market risk exposure, incorporating a range of varied market risks and portfolio assets. One key element of the VaR model is that it reflects risk reduction due to portfolio diversification or hedging activities. However, VaR has various strengths and limitations, which include, but are not limited to: use of historical changes in market risk factors, which may not be accurate predictors of future market conditions, and may not fully incorporate the risk of extreme market events that are outsized relative to observed historical market behavior or reflect the historical distribution of results beyond the confidence interval; and reporting of losses in a single day, which does not reflect the risk of positions that cannot be liquidated or hedged in one day. A small proportion of market risk generated by trading positions is not included in VaR. The modeling of the risk characteristics of some positions relies on approximations that, under certain circumstances, could produce significantly different results from those produced using more precise measures. VaR is most appropriate as a risk measure for trading positions in liquid financial markets and will understate the risk associated with severe events, such as periods of extreme illiquidity.

Since the reported VaR statistics are estimates based on historical data, VaR should not be viewed as predictive of the Company’s future revenues or financial performance or of its ability to monitor and manage risk. There can be no assurance that the Company’s actual losses on a particular day will not exceed the indicated VaR or that such losses will not occur more than 2.5 times in 100 trading days. VaR does not predict the magnitude of losses which, should they occur, may be significantly greater than the VaR amount.

The VaR calculation relies on the Monte Carlo simulation of many hundreds of thousands of market outcomes that express the statistical relationships between many thousands of underlying asset prices.  In order to accomplish this simulation, the standard technique of principal component analysis is used.  While the analysis is done at the 99% confidence interval, the use of a somewhat restricted set of principal components results in less than full coverage of the probability space; though as a matter of experience, the confidence interval is generally greater than 97.5%.

Stress Test

The Company estimates the market risk to its fixed income portfolio using a risk analysis model provided by a leading external vendor.  This stress test is configured to calculate the change in value of each bond in the portfolio over one day in eight scenarios each of which represents a parallel shift of the U.S. Treasury yield curve.  The scenarios are shifts of +/-100, +/-200, +/-300 and +/-400 basis points.

VaR and Stress Test Measures
 (In U.S. dollars (millions))

	At December 31,	Year Ended December 31, 20xx
Market Risk Category	20xx	Average	High	Low

Trading
Equities and Currencies (1)	xxx
Fixed Income (2)	xxx
Trading Total	xxx

Non-Trading
Equities and Currencies (1)	xxx
Fixed Income, Other	xxx
Non-Trading Total	xxx

(1) Equities and currencies are combined because these products are part of an integrated, hedged market making portfolio, on which the risk is measured using VaR.

(2) For the Trading - Fixed Income category, which contains corporate bonds and U.S. Treasury securities, the risks on these products are managed separately and measured using the stress test analysis.

The product categories displayed in the table as “Trading” reflect activities undertaken in the Company’s market making segment, including activities in foreign exchange designed to achieve the Company’s currency diversification strategy. The “Non-trading” product category reflects investment activities and foreign currency exposure held in the equity of the Company’s non-market making foreign affiliates, i.e., its non-U.S. brokerage affiliates and information technology affiliates.

The following language will be included in future Form 10-K filings:

[During 20xx, the Company had exposures to a wide range of equity prices, and the associated implied volatilities and spreads, related to the global markets in which we conduct our market making activities. The average, high and low risk amounts are measured at each quarter end and displayed for the year-to-date period.]

Exhibit C

DRAFT

February  [__], 2014

Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, Connecticut  06830

Re:                Form S-3 Registration Statement and Prospectus Supplement

Ladies and Gentlemen:

We have acted as counsel to Interactive Brokers Group, Inc., a Delaware corporation (the “Company”), in connection with the preparation and filing of (1) a Registration Statement on Form S-3 (as amended on the date hereof, the “Registration Statement”) filed on November 12, 2013 by the Company as an automatic shelf registration statement with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”); and (2) the Company’s prospectus supplement relating to the issuance and sale by the Company of up to 4,683,415 shares (the “Offered Shares”) of Class A common stock, par value $0.01 per share, of the Company (the “Common Shares”), as filed by the Company with the Commission on November 12, 2013 pursuant to Rule 424(b)(5) under the Act (together with the Company’s base prospectus included in the Registration Statement, collectively, the “Prospectus”).  The Registration Statement relates to the proposed issuance and sale from time to time on a delayed or continuous basis, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Act, of an indeterminate number of Common Shares.  The Offered Shares were issued and sold to IBG Holdings LLC for distribution to, and/or sale for the benefit of, certain of its members in exchange for membership interests in IBG LLC equal in number to such number of shares of Common Stock issued by the Company.

This opinion is being delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the Prospectus, other than as to the validity of the Offered Shares as set forth below.

We have reviewed such records, documents, agreements and certificates, and examined such questions of law, as we have considered necessary or appropriate to express the opinions set forth below.  In making our examination of records, documents, agreements and certificates, we have assumed the authenticity of the same, the correctness of the information contained therein, the genuineness of all signatures, the authority of all persons entering and maintaining records or executing documents, agreements and certificates, and the conformity to authentic originals of all items submitted to us as copies (whether certified, conformed, photostatic or by other electronic means) of records, documents, agreements or certificates.  In rendering the opinions set forth below, we have relied as to factual matters upon certificates of public officials, certificates and other assurances of officers and representations of the Company.

Interactive Brokers Group, Inc. February [__], 2014 Page 2

We have further assumed that the Offered Shares will be issued and sold in the manner stated in the Registration Statement and the Prospectus and in compliance with the applicable provisions of the Act and the rules and regulations of the Commission thereunder, and the securities or blue sky laws of various states.

Based upon and subject to the foregoing and to the other assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that when the Offered Shares have been duly authorized for issuance by the Company and, when issued and delivered against receipt by the Company of payment of the agreed-upon consideration therefor as provided in the Prospectus, the Offered Shares will be validly issued, fully paid and nonassessable.

The opinions expressed herein are limited to the Delaware General Corporation Law, and we express no opinion herein concerning any other laws, rules or regulations (including, without limitation, the application of the securities or “blue sky” laws of any state to the offer and/or sale of the Offered Shares).

We hereby consent to the filing of this opinion with the Commission as an exhibit to a Current Report on Form 8-K of the Company.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.  This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws, even where the Common Shares may be issued from time to time on a delayed or continuous basis.

Sincerely,

Dechert LLP